FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 27th of April, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774 and Registration No. 333-129291).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	27th of April, 2006	By:	/s/ Donna Gershowitz
VP, General Counsel

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msystems Contact:	Investor Relations Contacts:
Elana Holzman Director of Investor Relations	Jeff Corbin / Lee Roth KCSA
+972 (9) 764-5000	+1 (212) 682-6300
elana.holzman@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

msystems Reports $219 Million in Revenues and Pro Forma Earnings Per Share of 21 Cents for the First Quarter of 2006

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Company expects revenues to approach 1 billion dollars in 2006

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KFAR-SABA, Israel, April 26, 2006 - msystems(TM) (Nasdaq:  FLSH), a leader in smart personal storage, today announced financial results for the first quarter ended March 31, 2006.

GAAP financial highlights for the first quarter:

●       Revenues were $219.1 million, an 87 percent increase compared with the first quarter of 2005

●       Gross margins were 20.4 percent

●       Net income was $7.1 million, or $0.17 per share on a fully diluted basis

Pro forma financial highlights for the first quarter, excluding the effects of stock based compensation expenses, amortization of intangible assets related to an acquisition, a one time gain from the sale of an investment and the related tax effects:

●       Revenues were $219.1 million

●       Gross margins were 20.6 percent

●       Net income was $8.7 million, or $0.21 per share on a fully diluted basis

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As a result of the consolidation of the venture with a flash partner, first quarter revenues, cost of goods sold and operating income increased by $24 million, $15 million and $9 million, respectively, which were off-set by a minority interest of $9 million, resulting in the consolidation having no effect on net income or earnings per share.

Commenting on the results, Dov Moran, President and Chief Executive Officer of msystems, said, "We are very pleased with our results for the first quarter of 2006, in which we achieved revenues and net income well above our initial expectations despite difficult market conditions and seasonal weakness.  This quarter we demonstrated the strength of our business model, which enables us to show strong performance even in a challenging environment through the effective use of our sales channels and our supply agreements, which provide us access to flash capacity at competitive prices, as well as the effective management of our inventory."

He continued, "We remain focused on our two primary target markets - the USB Flash Drive (UFD) and mobile markets.  In the UFD market, U3 continues to gain traction worldwide as evidenced by our recent launch of U3 Smart Drives in Japan.  In the first quarter, we also saw our first sales of mTrust (formerly Xkey) to Fortune 500 companies.  In the mobile market, we are receiving positive feedback from customers for our new multi-sourced H3 mDOC and are beginning to see our first design wins. We also announced at 3GSM the commercial launch of 512 megabyte high density SIM cards with Orange and Oberthur."

Mr. Moran concluded, "As evidenced by the results of the first quarter, the demand for our products continues to be strong and we remain very optimistic that 2006 will be another successful year of exceptional growth for msystems.  We believe that our people, technology, products and strategy position us well, and will drive our revenues in 2006 to approach the one billion dollar mark."

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msystems will host a conference call to discuss its financial results and other matters discussed in this press release, as well as provide an update on the Company`s outlook for 2006, at 10:00 a.m. EST today, April 26, 2006.  The call will be available live on the Internet at www.m-systems.com and www.kcsa.com.  Following the call, the webcast will be archived for a period of 90 days.  A replay of the call will be available beginning at approximately 12:00 p.m. EDT, April 26, 2006, until May 1, 2006 at 11:59 p.m.  To access the replay, please call +1-973-341-3080; ID Code: 7251964.

About msystems

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets. msystems` product lines include:

● mDrive (formerly DiskOnKey®) U3 USB smart drives for personal, portable computing

● mDOC embedded flash drives for mobile handsets and consumer electronics devices

● mSIM MegaSIM® series high-density SIM cards and mSIM M.MAR® series  SIM cards and highly secure cards (available both from msystems and its subsidiary Microelectronica)

● mCard, high-quality memory cards for mobile handsets and digital cameras

● mTrust (formerly Xkey®) end-to-end enterprise access, control and management solution for USB flash drives and other removable media

● mSSD (formerly FFD(TM)) rugged solid state disks for mission-critical applications

● mModule (formerly DiskOnChip® modular family) modular flash storage for embedded systems

● mSafe (formerly SuperMAP® family) secure hardware and software crypto cores

More information is available online at www.m-systems.com. msystems. made smarter.

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only. msystems is incorporated as M-Systems Flash Disk Pioneers Ltd.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including statements about our business outlook for the year 2006, that our based on our current expectations.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, difficulty in predicting the level of sales by our venture with a flash partner, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in msystems` filings with the Securities and Exchange Commission.

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M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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	Condensed Consolidated Statements of Operations
	Reconciliation of GAAP to Pro Forma Results
	(U.S. dollars in thousands, except share and per share data)

	Three months ended

	March 31, 2006					March 31, 2005
	GAAP	Adjustments			Pro Forma	GAAP
		Amortization of intangible assets	Stock based compensation expenses	Gain from sale of an investment

Revenues	$219,110	-	-	-	$219,110	$116,995

Costs and expenses:

Costs of goods sold	174,348	(90)	(189)	-	174,069	85,323
Research and development, net	11,121	-	(721)	-	10,400	7,930
Selling and marketing	13,239	(322)	(736)	-	12,181	7,867
General and administrative	4,457	-	(582)	-	3,875	2,291

Total costs and expenses	203,165	(412)	(2,228)	-	200,525	103,411

Operating income	15,945	412	2,228	-	18,585	13,584
Financial income, net	1,366	-	-	-	1,366	1,562
Other income, net	1,184	-	-	(1,184)	-	-

Income before taxes on income	18,495	412	2,228	(1,184)	19,951	15,146
Taxes on income	1,414	144	-	(367)	1,191	-

Income after taxes on income	17,081	268	2,228	(817)	18,760	15,146

Equity in losses of an affiliate	(1,208)	-	-	-	(1,208)	(963)
Minority interest in earnings of a subsidiary	(8,823)	-	-	-	(8,823)	(8,084)

Net income	$7,050	$268	$2,228	$(817)	$8,729	$6,099

Basic net earnings per share	$0.19	$0.00	$0.06	$(0.02)	$0.23	$0.17

Diluted net earnings per share	$0.17	$0.00	$0.05	$(0.01)	$0.21	$0.16

Weighted average number of Ordinary shares used in computing basic net earnings per share	37,596,152	-	-	-	37,596,152	35,748,892

Weighted average number of Ordinary shares used in computing diluted net earnings per share	42,274,887	-	326,282	-	42,601,169	38,915,901

__7__ Condensed Consolidated Statements of Operations
Reconciliation of GAAP to Pro Forma Results
(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31, 2005

	GAAP	Adjustments		Pro Forma
		In-process R&D write off	Gain from sale of investments

Revenues	$ 222,443	-	-	$ 222,443

Costs and expenses:
Costs of goods sold	173,661	-	-	173,661
Research and development, net	10,087	-	-	10,087
Selling and marketing	10,098	-	-	10,098
General and administrative	3,238	-	-	3,238
In-process research and development write off	2,460	(2,460)	-	-

Total costs and expenses	199,544	(2,460)	-	197,084

Operating income	22,899	2,460	-	25,359
Financial income, net	1,765	-	-	1,765
Other income, net	6,325	-	(6,325)	-

Income before taxes on income	30,989	2,460	(6,325)	27,124
Taxes on income	156	-	-	156

Income after taxes on income	30,833	2,460	(6,325)	26,968

Equity in losses of an affiliate	(852)	-	-	(852)
Minority interest in earnings of a subsidiary	(4,972)	-	-	(4,972)

Net income	$ 25,009	$ 2,460	$ (6,325)	$ 21,144

Basic net earnings per share	$ 0.68	$ 0.07	$ (0.17)	$ 0.58

Diluted net earnings per share	$ 0.59	$ 0.06	$ (0.15)	$ 0.50

Weighted average number of Ordinary shares used in computing basic net earnings per share	36,625,106	-	-	36,625,106

Weighted average number of Ordinary shares used in computing diluted net earnings per share	42,550,180	-	-	42,550,180

Please refer to our website at www.m-systems.com for a table which presents pro forma results adjusted to exclude the effects of the consolidation of the venture

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Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	March 31,	December 31,
	2006	2005
ASSETS
Cash, cash equivalents, short-term bank deposits and marketable securities	159,906	186,334
Trade receivables, net	120,869	131,857
Related party trade receivables	4,637	2,951
Inventories	75,647	76,326
Other accounts receivable and prepaid expenses	12,401	15,153
Severance pay funds	5,021	4,821
Long-term investments and long-term receivables	5,696	5,922
Property and equipment, net	31,288	29,462
Deferred charges	93,715	71,544
Other assets, net	41,072	41,195
Minority interest in subsidiary	-	2,167
Total assets	$ 550,252	$ 567,732

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	84,407	121,792
Excess of losses over investment in equity method affiliate	3,853	2,646
Deferred revenues	1,333	2,280
Other accounts payable and accrued expenses	26,839	27,705
Total current liabilities	116,432	154,423

LONG-TERM LIABILITIES:
Convertible Senior Notes	71,401	71,380
Accrued severance pay	6,249	6,133
Other long-term liabilities	3,994	4,187
Total long-term liabilities	81,644	81,700

MINORITY INTEREST IN SUBSIDIARY	2,782	-

SHAREHOLDERS' EQUITY

Share capital	10	10
Additional paid-in capital	317,782	307,185
Accumulated other comprehensive income	3,953	3,815
Retained earnings	27,649	20,599
Total shareholders' equity	349,394	331,609

Total liabilities and shareholders' equity	$ 550,252	$ 567,732

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